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Writer's Direct Number	Writer's E-mail Address
212.756.2376	eleazer.klein@srz.com

March 1, 2017

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel, Office of Mergers and Acquisitions
Division of Corporate Finance
100 F Street, NE
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Immunomedics, Inc.
Response to comment letter dated February 22, 2017
Filed on February 17, 2017 by venBio Select Advisor LLC, et. al.
File No. 000-12104

Dear Mr. Duchovny:

On behalf of venBio Select Advisor LLC ("venBio") and the other filing persons of the venBio filings referenced herein (collectively, the "Filing Persons"), we are responding to your letter dated February 22, 2017 (the "February 22 SEC Comment Letter") in connection with the Filing Persons' definitive additional materials on Schedule 14A filed on February 10, 2017 (the "February 10 Press Release") and the Filing Persons' definitive additional materials on Schedule 14A filed on February 14, 2017 (the "February 14 Press Release," together with the February 10 Press Release, the "venBio Press Releases") with respect to Immunomedics, Inc. ("Immunomedics" or the "Company"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

1. *We note your response to prior comment 1, first bullet point, in our February 14 letter. You indicate that "the incumbent Board knew they were likely a 'lame duck' Board that no longer had a clear mandate from the stockholders to make vital decisions on their behalf…" It is unclear why you believe that the current board should presume the results of the vote at the annual meeting and stop acting and, possibly, failing to fulfill its fiduciary duties to the security holders. We do not believe you have provided sufficient support for this disclosure and we reissue the comment.*

The Filing Persons respectfully note that they do not believe that the Board should "stop acting and … fail[] to fulfill its fiduciary duties to the security holders." The Filing Persons do not dispute the ability or right of a "lame duck" Board to take

Daniel F. Duchovny, Esq.
March 1, 2017
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actions in the ordinary course of business of the Company on the eve of an election. However, the Filing Persons believe that the Board's decision to enter into and announce an extraordinary transaction less than a week before the already-delayed annual meeting date – following all three proxy advisory firms' endorsement of the venBio slate and at a point in time in which all of the Company's director nominees were behind in the vote by double digits and were likely not to be elected under the Company's majority voting standard absent a major turn of events – was clearly not the type of ordinary course business that the Board historically transacted in. The Filing Persons believe that the transaction was approved in violation of the Board's fiduciary duties instead of in fulfillment of such duties, as they believe – based on, among other things, the timing of the announcement – that the transaction was motivated by entrenchment rather than the interests of stockholders. That is why venBio has filed a complaint in the Delaware Court of Chancery (attached hereto as Exhibit A) seeking a declaration that the Board breached its fiduciary duties by entering into the transaction.

2. *On a related note, you refer in your response to the reports of two proxy advisory firms as noting stockholder support. Please provide us supplementally those reports.*

    The Filing Persons have attached the two proxy advisory firm reports as Exhibits B and C hereto for the convenience of the Staff.

3. *We note your response to prior comment 1, third bullet point, in our February 14 letter. You indicate, in support of the disclosure that security holders "lack confidence in current board and management," that your basis for the disclosure are posts on a message board. Confirm that in your future similar disclosure you will clarify the source of your information and that, if true, it is your belief that posters are security holders of the company but that you have no certainty of this.*

    The Filing Persons hereby confirm that in any future similar disclosures, they will clarify the source of information. Based upon message board posts where the authors claim to own the Company's stock and a number of posts commenting upon the receipt of proxy mailings, the Filing Persons believe that posters are security holders of the company, but have no certainty of this. The Filing Persons note that the message board was not the sole basis for the Filing Persons' disclosure. In addition to the Orbimed press release and the proxy advisor reports noted in response to prior comment 1, the Filing Persons have heard from numerous other shareholders at conferences and other forums expressing this sentiment.

4. *We note your response to prior comment 1, fifth bullet point, in our February 14 letter. We do not believe you have provided sufficient support for this disclosure and we reissue the comment*

    The Filing Persons respectfully note that the Company's own disclosures support the disclosure that the Company's claims about the timing were preposterous. During the Company's Second Quarter Fiscal 2017 Results Conference Call held on the day the Company announced the transaction, one of the members of the Board stated, "[we] would never rush a deal to

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March 1, 2017
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conclude a strategic process prior to the Annual Meeting of Stockholders."[1] However, in a different presentation to shareholders, the Company discloses that its banker purportedly reached out to 45 companies "post-Thanksgiving and gave guidance that it was looking for non-binding bids in late January or early February 2017." Notwithstanding this time frame, the Board entered into a definitive agreement at the beginning of February, evidently without completing discussions with other interested parties (at least 9 or 18 other companies had entered into "advanced diligence" with Immunomedics). The Company's claim that it did not rush to a deal despite the fact that it accelerated the timing of the process so that a definitive agreement was signed up significantly earlier than their own timeline called for – four business days before the annual meeting – is simply disingenuous.

5. *We note your response to prior comment 1, seventh bullet point, in our February 14 letter. Confirm that you will disclose your legal analysis of Delaware law as it relates to your claim relating to Seattle Genetics actions.*

    The Filing Persons respectfully refer the Staff to its prior response for a legal analysis of Delaware law with respect to liability for aiding and abetting a breach of fiduciary duty. As part of its complaint in the Chancery Court, venBio brought a claim against defendant Seattle Genetics for aiding and abetting a breach of fiduciary duty.[2]

6. *We note your response to prior comment 2, first bullet point, in our February 14 letter. We do not believe you have provided sufficient support for this disclosure and we reissue the comment. It is unclear whether the go-shop in the current agreement is standard practice and the examples you provide are related to business combinations, not the type of agreement the company entered into with Seattle Genetics.*

    While the Filing Persons acknowledge that a go-shop is not a standard practice in a licensing agreement for a single asset by a Company, the Filing Persons believe that that the licensing agreement may have essentially been the equivalent of a "sale, lease or exchange [of] . . . substantially all of [the Company's] property and assets" under Section 271 of the DGCL, and intend to raise the issue in Delaware Chancery Court. Immunomedics is a clinical-stage biopharmaceutical company developing monoclonal antibody based drugs and in its 35-year history it has never successfully launched a drug to market, but in recent years has had success in clinical trials with IMMU-132. IMMU-132 is by far the Company's most valuable asset and arguably constitutes "substantially all" of its assets in value, as demonstrated by (1) the Company's share price decline of 56.2% in June 2016 when it was ejected from a meeting of the American Society of Clinical Oncology for failing to adhere to a data embargo policy with respect to IMMU-132; (2) the fact that the Company predicts $2.0 billion in revenues from IMMU-132 as compared to an aggregate total of just $3.2 million in revenues in fiscal 2016;[3]

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[1] Company's Definitive Additional Materials on Schedule 14A filed February 10, 2017, at 6,
https://www.sec.gov/Archives/edgar/data/722830/000121390017001226/defa14a0217f_immunomedicsinc.htm.

[2] *See* venBio Comp. at 40, venBio Select Advisor LLC v. Goldenberg et. al., C.A. No. 2017-0108-JTL (Del. Ch. Feb. 13, 2017), attached hereto as Exhibit A.

[3] *See* Immunomedics Presentation filed as Definitive Additional Materials on Schedule 14A on February 10, 2017; Immunomedics Annual Report on Form 10-K filed on August 18, 2016.

Daniel F. Duchovny, Esq.
March 1, 2017
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(3) the Company's estimate of risk-adjusted pre-tax net present value of the asset of $1.4 billion[4] when the Company's market cap was only $455.6 million; and (4) the fact that in its January 2017 investor presentation, all of the Company's "Meaningful Anticipated Upcoming Events" were related to IMMU-132.[5] It is for these reasons that the Filing Persons believe that the transaction was equivalent to a lease of a substantially all of the Company's assets, which is a strategic transaction where a go-shop is typical.

7. *We note your response to prior comment 2, fourth bullet point, in our February 14 letter. We do not believe you have provided sufficient support for this disclosure and we reissue the comment. For example, tell us how each agreement listed in your response is comparable to the current agreement with Seattle Genetics.*

The Filing Persons note:

- in the Medivation/BioMarin agreement, BioMarin sold its proprietary poly (ADP-ribose) polymerase inhibitor known as BMN-673, another breast cancer treatment, for an upfront payment of $410 million (versus a $250 million upfront payment in the Immunomedics transaction) plus payments upon milestones and royalty payments;[6]

- in the AstraZeneca/Acerta agreement, AstraZeneca acquired a majority stake in Acerta, the creator of Acalabrutinib (a highly selective, irreversible, second generation BTK inhibitor designed for treatment of B-cell blood cancers and multiple solid tomours), for an upfront payment of $2.5 billion plus a further unconditional payment of $1.5 billion (versus a $250 million upfront payment in the Immunomedics transaction);[7]

- in the AbbVie/Stemcentrx agreement, AbbVie acquired Stemcentrx, the creator of Acalabrutinib (another BTK inhibitor designed for treatment of small cell lung cancer) for approximately $5.8 billion in cash and stock (versus a $250 million upfront payment in the Immunomedics transaction);[8]

- in the Shire/Dyax agreement, Shire acquired Dyax, the creator of DX-2930 (a drug designed to treat hereditary angioedema in late stage testing) in an all-cash transaction valued at approximately $5.9 billion plus a potential $646

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[4] Immunomedics Presentation filed as Definitive Additional Materials on Schedule 14A on February 10, 2017.

[5] Immunomedics January 2017 Presentation, *available at* http://www.immunomedics.com/pdfs/company-presentation.pdf.

[6] *See* BioMarin Pharmaceutical Inc. Current Report on Form 8-K filed on August 24, 2015.

[7] *See* AstraZeneca plc, *AstraZeneca completes transaction for majority equity stake investment in Acerta Pharma* (Feb. 2, 2016), *available at* https://www.astrazeneca.com/media-centre/press-releases/2016/astrazeneca-completes-transaction-for-majority-equity-stake-investment-in-acerta-pharma-01022016.html.

[8] *See* AbbVie Inc., *AbbVie to Expand Oncology Presence Through Acquisition of Stemcentrx and its Novel, Late-Stage Rova-T Compound for Small Cell Lung Cancer* (Apr. 28, 2016), *available at* https://news.abbvie.com/news/abbvie-to-expand-oncology-presence-through-acquisition-stemcentrx-and-its-novel-late-stage-rova-t-compound-for-small-cell-lung-cancer.htm.

Daniel F. Duchovny, Esq.
March 1, 2017
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million consideration contingent upon certain approvals (versus a $250 million upfront payment in the Immunomedics transaction);[9]

- In the Jazz/Celator agreement, Jazz acquired Celator, the creator of Vyxeos (a drug designed to treat a blood cancer known as acute myeloid leukemia) for approximately $1.5 billion (versus a $250 million upfront payment in the Immunomedics transaction);[10] and

- In the Takeda/Ariad agreement, Takeda acquired Ariad (the creator of two precision medicines: Iclusig® (ponatinib) and brigatinib) for approximately $5.2 billion (versus a $250 million upfront payment in the Immunomedics transaction).[11]

As discussed above in response to comment 6, the Filing Persons believe that the Seattle Genetics transaction operated as a sale of substantially all of the Company's assets, a type of transaction similar to the sale of majority stakes and acquisitions discussed above. According to the press releases and news articles cited above, the transactions noted were primarily effected so that the buyer would acquire the target's promising drug, and as noted in the Filing Persons' response to prior comment 2, fourth bullet point, in our February 14 letter, such drugs in the Medivation/BioMarin, AstraZeneca/Acerta, AbbVie/Stemcentrx, and Shire/Dyax transactions were in earlier stages of development than IMMU-132, while in the case of Jazz/Celator, the drug was in the same pre-registration stage as IMMU-132. Notwithstanding the foregoing, to assuage the Staff's concerns, the Filing Persons will refrain from calling the Seattle Genetics agreement "poor" in any future soliciting materials.

8. *We note your response to prior comment 2, fifth bullet point, in our February 14 letter. We do not believe you have provided sufficient support for this disclosure and we reissue the comment: it appears that the current board was formed within the legal requirements of both Delaware law and the company's organizational documents.*

The Filing Persons respectfully note that they do not dispute the legal authority of the Board to appoint the new directors; instead, the Filing Persons believe that such appointment in the face of a proxy contest and the decision of the majority-appointed board to agree to the transaction days before the scheduled election was inequitable. As the Delaware Supreme Court noted in *Schnell v. Chris-Craft Industries, Inc.*, 285 A.2d 437 (Del. Sup. Ct. 1971), in response to management's claims that it had complied strictly with provisions of the DGCL, "inequitable action does not become permissible simply because it is legally possible." As noted in the Filing Persons response letter of February 17, 2017, the legitimacy of the Board comes from

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[9] *See* Shire plc, *Shire Completes Acquisition of Dyax* (Jan. 22, 2016), *available at* http://www.prnewswire.com/news-releases/shire-completes-acquisition-of-dyax-566189981.html.

[10] *See* Liz Hoffman & Jonathan D. Rockoff, *Jazz Pharmaceuticals Agrees to Buy Celator for About $1.5 Billion*, WALL ST. J. (May 31, 2016), *available at* https://www.wsj.com/articles/jazz-pharmaceuticals-agrees-to-buy-celator-for-about-1-5-billion-1464686352.

[11] *See* Takeda Pharmaceutical Company Limited, Takeda to *Acquire ARIAD Pharmaceuticals, Inc.* (Jan. 9, 2017), *available at* https://www.takeda.com/news/2017/20170109_7656.html.

Daniel F. Duchovny, Esq.
March 1, 2017
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the election of the Board, and the Filing Person's use of "proper governance process" is another way to refer to a legitimate governance process.

9. *We note your response to prior comment 3 in our February 14 letter and to comment 5 in our February 15 letter. We disagree that your disclosure is not a claim made prior to the meeting regarding the results of your solicitation. Confirm that you will not make similar statements in future soliciting materials.*

While the Filing Persons respectfully disagree with the Staff's position, the Filing Persons confirm that they will not making similar statements in future soliciting materials.

10. *We note your response to prior comment 4, third bullet point, in our February 15 letter. Your response appears to be a guess about Seattle Genetics' willingness to enter into the agreement at a later date without any indication that have knowledge of such willingness. Confirm that you will not make similar statements in future soliciting materials.*

While the Filing Persons respectfully disagree with the Staff's position, the Filing Persons confirm that they will not making similar statements in future soliciting materials.

11. *We note your response to prior comment 4, fourth and fifth bullet points, in our February 15 letter. Confirm that you will disclose the substance of your response in future soliciting materials.*

The Filing Persons hereby confirm that they will disclose the substance of their response to prior comment 4, fourth and fifth bullet points, of the Staff's February 15 letter, should they repeat any similar claims in future soliciting material.

* * *

We hope our comments above satisfy the Staffs concerns. Should you have any questions or comments, or require any further information with respect to the foregoing Staff comment, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein

Encls.

<u>EXHIBIT A</u>

VENBIO COMPLAINT

[See attached]

<u>EXHIBIT B</u>

ISS REPORT

[See attached]

<u>EXHIBIT C</u>

GLASS LEWIS REPORT

[See attached]